EXHIBIT 12

AEP TEXAS NORTH COMPANY
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
	Year Ended December 31,					Twelve Months Ended
	1999	2000	2001	2002	2003	9/30/2004
Fixed Charges:
Interest on Long-term Debt	$20,352	$18,017	$16,842	$17,174	$21,627	$22,138
Interest on Short-term Debt	4,731	6,503	7,563	4,051	790	890
Estimated Interest Element in Lease Rentals	-	403	511	660	719	719

Total Fixed Charges	$25,083	$24,923	$24,916	$21,885	$23,136	$23,747

Earnings:
Net Income Before Extraordinary Item and
Cumulative Effect of Accounting Change	$31,867	$27,450	$12,310	$(13,677)	$55,663	$51,330
Plus Federal Income Taxes	4,187	5,315	16,760	2,806	31,425	30,130
Plus State Income Taxes	-	-	1,973	(1,363)	3,851	1,442
Plus Provision for Deferred Income Taxes	12,025	9,401	(11,891)	(12,275)	(3,493)	(5,705)
Plus Deferred Investment Tax Credits	(1,274)	(1,271)	(1,271)	(1,271)	(1,520)	(1,354)
Plus Fixed Charges (as below)	25,083	24,923	24,916	21,885	23,136	23,747

Total Earnings	$71,888	$65,818	$42,797	$(3,895)	$109,062	$99,590

Ratio of Earnings to Fixed Charges	2.86	2.64	1.71	(0.17)	4.71	4.19

* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no effect on the ratio.

For the year ended December 31, 2002, the Earnings to cover Fixed Charges was deficient by $25,780,000.